UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Fitch Assigns Azul’s Credit Rating

Foreign Rating of BB-, National Rating of A+

São Paulo, July 17, 2019 –  Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served and flight departures, announces that Fitch Ratings assigned the Company a credit rating BB- on a foreign currency scale and A+(bra) on a national scale. Fitch has also assigned a BB- rating to Azul’s US$ 400 million unsecured notes due 2024. The corporate rating outlook is stable. With the incorporation of this rating Azul reaffirms its BB- credit quality.

According to Fitch, “Azul's ratings are supported by its strong regional market position in the Brazilian domestic airlines industry, solid operating margins, while limited by its limited geographic diversification and foreign exchange exposure. The ratings reflect the expectation of improvements in Azul's credit risk profile during 2019-2020, supported by better industry fundamentals for the airline industry in Brazil, higher operating cash flow generation and deleveraging trend, while remaining committed to maintain high liquidity ratios, reducing the exposure to refinancing risks.”

“Our rating reflects our commitment towards delivering superior operating results while maintaining a strong balance sheet.  Going forward, we expect to continue to benefit from the strength of our network and our fleet transformation process”, said Alex Malfitani, Azul’s Chief Financial Officer.”

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 854 daily flights to 114 destinations. With an operating fleet of 129 aircraft and more than 11,000 crewmembers, the Company has a network of 252 non-stop routes as of June 30, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and in 2018, the Company was elected best airline by Kayak’s Flight Hacker Guide, and also best regional carrier in South America for the ninth consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 17, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer